UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

SAND HILLS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

Ken Breidenbach

10900 Pump House Rd., Suite B

Annapolis Junction, Maryland 20701

(240) 280-8030

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 30, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 5 Pages)

CUSIP No. N/A	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ken Breidenbach
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7.	SOLE VOTING POWER 2,357,136
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 0
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 2,357,136
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,357,136
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. N/A	13D	Page 3 of 5 Pages

Item 1. Security and Issuer

This Schedule 13D relates to shares of common stock, par value $0.0001 per share (the “Shares”), of Sand Hills, Inc., a Nevada corporation (the “Issuer”). The principal office of the Issuer is located at 10900 Pump House Rd., Suite B, Annapolis Junction, Maryland 20701.

Item 2. Identity and Background

The name of the reporting person is Ken Breidenbach. His business address is 10900 Pump House Rd., Suite B, Annapolis Junction, Maryland 20701 and his present principal occupation is Service Department Director of Promark (as defined below under Item 3). Mr. Breidenbach is a citizen of the United States of America.

Mr. Breidenbach has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Breidenbach received 591,903 Shares in exchange for 200,889 shares of common stock of United Strategies, Inc., a Delaware corporation (“USI”) pursuant to the terms of the Agreement and Plan of Merger dated March 16, 2012, (the “Merger Agreement”) among the Issuer, Promark Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of the Issuer (“Merger Sub”), USI, and Promark Technology, Inc., a Maryland corporation and wholly-owned subsidiary of USI (“Promark”), under which Merger Sub merged with and into USI, with USI continuing as the surviving entity and as the wholly-owned subsidiary of the Issuer (the “Reverse Merger”). Pursuant to the terms of the Merger Agreement, Mr. Breidenbach also received 1,765,233 fully-vested options to purchase Shares in exchange for the cancellation of his 599,111 options to purchase shares of common stock of USI. Upon closing of the Reverse Merger, the directors and officers of the Issuer appointed new directors and officers and subsequently resigned.

Item 4. Purpose of Transaction

The information set forth in Item 3 is incorporated by reference into this Item 4. Except as set forth in this Schedule 13D, Mr. Breidenbach does not have any present plans, arrangements or understandings that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) Mr. Breidenbach beneficially owns 2,357,136 Shares, representing 9.4% of the outstanding Shares.

CUSIP No. N/A	13D	Page 4 of 5 Pages

(b) Mr. Breidenbach has sole voting and sole dispositive power over the 2,357,136 Shares that he beneficially owns.

(c) Pursuant to the Merger Agreement, on March 30, 2012, Mr. Breidenbach received 591,903 Shares in exchange for 200,889 shares of common stock of USI and 1,765,233 fully-vested options to purchase Shares in exchange for the cancellation of 599,111 options to purchase shares of common stock of USI. See Item 3 for more information, which is incorporated by reference in this Item 5.

(d) No other person is known to have a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Mr. Breidenbach.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Item 3 is incorporated by reference into this Item 6. Except as described in Item 3, to the knowledge of Mr. Breidenbach, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies between Mr. Breidenbach and any other person, with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

The following documents are filed as an exhibit to this Schedule 13D:

1.	Agreement and Plan of Merger dated March 16, 2012, among Sand Hills, Inc., Promark Acquisition Corporation, United Strategies, Inc. and Promark Technology, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on April 4, 2012).

CUSIP No. N/A	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2012

/s/ Ken Breidenbach

Name: Ken Breidenbach